Mail Stop 3561

June 5, 2008

By Facsimile and U.S. Mail

Randall D. Holmes
Chief Executive Officer
Ridgewood Electric Power Trust V
1314 King Street
Wilmington, DE 19801

      Re: Ridgewood Electric Power Trust V
              Form 10-K for Fiscal Year Ended December 31, 2007
              Filed March 26, 2008
              File No. 0-24143

Dear Mr. Holmes:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document on response to the comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us you how you presently comply with the requirements to provide separate financial statements for the nonconsolidated majority owned subsidiaries presented in footnote six. Rule 3-09 of Regulation S-X requires the filing to include financial statements for nonconsolidated subsidiaries that are significant at the 20% level. If you conclude the financial statements for any subsidiary is not required, please provide us with your calculation of the conditions set forth in Rule 1-02(w) of Regulation S-X and your considerations of SAB Topic 6.K.4. If you determine the financial statements are required, please revise your filing to include the separate financial statements, as applicable.

        As appropriate, please amend your filing and respond to the comment within 10 business days or tell us when you will provide us with a response. You may wish to provide is with marked copies of the amendment to expedite our review. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Brian McAllister, Staff Accountant, at (202) 551- 3341, or Donna Di Silvio at (202) 551-3202, Review Accountant, if you have any questions regarding the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief